Goodwin Procter LLP	T:202.346.4000
Counsellors at Law	F:202.346.4444
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Washington, D.C. 20001

October 8, 2009

VIA EDGAR

Patsy W. Mengiste
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

     Re: Old Westbury Funds, Inc. – File Nos. 033-66528 and 811-07912

Dear Ms. Mengiste:

     We are writing to respond to the staff’s comments that you provided to us by telephone on October 5, 2009 with respect to the preliminary proxy statement (“Proxy Statement”) for Old Westbury Funds, Inc. (the “Registrant”) filed with the Securities and Exchange Commission on September 25, 2009, pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended (the “1934 Act”).

     For convenience of reference, we have summarized the staff’s comments below, each of which is followed by our response. Capitalized terms used in this letter without definition have the same meanings given to them in the Proxy Statement.

Comment 1

In Section II-C of the Proxy Statement, discuss the Funds' current intention regarding borrowing if shareholders approve the proposed revision to the borrowing limitation.

Response 1

The Registrant has made the requested change. Specifically, the following sentence has been inserted at the beginning of the last paragraph of Section II-C of the Proxy Statement in response to the staff’s comment:

“None of the Funds has any present intention of changing its current investment strategies regarding borrowing or level of borrowing.”

Comment 2

In Section II-D of the Proxy Statement, discuss the Funds' current intention regarding lending if shareholders approve the proposed revision to the lending limitation.

Response 2

The Registrant has made the requested change. Specifically, the following sentence has been inserted at the beginning of the last paragraph of Section II-D of the Proxy Statement in response to the staff’s comment:

“None of the Funds has any present intention of changing its current investment strategies regarding lending or level of lending.”

Comment 3

In Section II-E of the Proxy Statement, identify the Funds that do not currently have a fundamental limitation regarding real estate.

Response 3

The Registrant has made the requested change. Specifically, the first sentence in the first paragraph of Section II-E of the Proxy Statement has been revised as follows in response to the staff’s comment:

“All of the Funds except Old Westbury Real Return Fund and Old Westbury Global Small & Mid Cap Fund have a fundamental limitation relating to investments in real estate that generally prohibits them from investing in real estate, real estate mortgage loans or interests, including limited partnership interests, in oil, gas or other mineral exploration, leasing or development programs, but permits investments in securities secured by real estate or interests therein or issued by companies or other entities which invest, deal or otherwise engage in transactions in real estate or interests therein.”

Comment 4

In Section II-E of the Proxy Statement, describe the extent to which Old Westbury Real Return Fund intends to invest in real estate and state whether such investments will be subject to the Fund's illiquid assets policy.

Response 4

Old Westbury Real Return Fund currently has no fundamental limitation regarding real estate, and shareholders of the Real Return Fund are not being asked to vote on any proposal regarding the Fund’s ability to invest in real estate. Thus, the Registrant does not believe that additional disclosure regarding the Real Return Fund’s investments in real estate is necessary or appropriate.

Comment 5

In Section II-F of the Proxy Statement, identify the Funds that do not currently have a fundamental limitation regarding commodities.

Response 5

The Registrant has made the requested change. Specifically, the first sentence in the first paragraph of Section II-F of the Proxy Statement has been revised as follows in response to the staff’s comment:

“All of the Funds except Old Westbury Real Return Fund and Old Westbury Global Small & Mid Cap Fund have a fundamental limitation regarding the purchase or acquisition of commodities.”

Comment 6

In Section II-F of the Proxy Statement, describe the extent to which Old Westbury Real Return Fund intends to invest in commodities. For the other Funds, describe the expected nature and extent of their investments in derivatives.

Response 6

Old Westbury Real Return Fund currently has no fundamental limitation regarding commodities, and shareholders of the Real Return Fund are not being asked to vote on any proposal regarding the Fund’s ability to invest in commodities. Thus, the Registrant does not believe that additional disclosure regarding the Real Return Fund’s investments in commodities is necessary or appropriate.

With respect to the second aspect of the staff’s comment, the following sentence has been inserted at the beginning of the last paragraph in Section II-F of the Proxy Statement in response to the staff’s comment:

“All of the Funds except the Old Westbury Municipal Bond Fund currently may invest at least 10% of their assets in derivative instruments, which includes futures and options contracts and other derivative instruments. If the proposal is approved, Old Westbury Municipal Bond Fund also may invest at least 10% of its assets in derivative instruments.”

Comment 7

In Section II-I of the Proxy Statement, clarify that Old Westbury Real Return Fund and Old Westbury Global Opportunities Fund will continue to comply with Subchapter M diversification requirements, even though the Funds will eliminate those requirements as a fundamental policy.

Response 7

The Registrant has made the requested change. Specifically, the following sentence has been inserted at the end of the second paragraph in Section II-I of the Proxy Statement in response to the staff’s comment:

“Both Old Westbury Real Return Fund and Old Westbury Global Opportunities Fund intend to maintain their qualifications as RICs under the Code.”

Comment 8

In Section III-A, provide a rationale for why Old Westbury U.S. Large Cap Fund wants to remove “above-average" from its investment goal description. Removal of that language suggests a change in principal investment strategy.

Response 8

The Registrant has made the requested change. Specifically, the following language has been inserted after the second sentence in Section III-A of the Proxy Statement in response to the staff’s comment:

“Old Westbury U.S. Large Cap Fund was once named Old Westbury Core Equities Fund, which sought, as a principal investment strategy, to invest opportunistically in companies that the Adviser believed had strong earnings prospects for a limited time period as a result of an economic or new product cycle or company restructuring. Since that time, the Fund’s name and strategies have evolved such that above-average long-term capital appreciation no longer best reflects the Fund’s investment goal.”

Comment 9

In Section III-C of the Proxy Statement, the proposed investment goal for Old Westbury Real Return Fund is inconsistent with the Fund’s name. “Real return” suggests the Fund will seek to outpace inflation. However, the proposed investment goal description ("to seek capital appreciation in inflationary environments") does not communicate that intent.

Response 9

The Registrant has made the requested change. Specifically, the second sentence in Section III-C of the Proxy Statement has been revised as follows in response to the staff’s comments:

“[The Fund’s goal is to] seek real capital appreciation in inflationary environments.”

Comment 10

In Section III-D of the Proxy Statement, reword the proposed investment goal for the Old Westbury Municipal Bond Fund so that it does not currently read as if the Fund's capital appreciation will be exempt from regular federal income tax.

Response 10

The Registrant has made the requested change. Specifically, the second sentence in Section III-D of the Proxy Statement has been revised as follows in response to the staff’s comments:

“[The Fund’s goal is to] seek total return (consisting of current income that is exempt from regular federal income tax and capital appreciation).”

Comment 11

In Section III-D of the Proxy Statement, clarify the rationale of the proposed change to the Municipal Bond Fund’s investment goal.

Response 11

The Registrant has made the requested change. Specifically, the third sentence in Section III-D has been revised as follows in response to the staff’s comments:

“The Fund’s proposed investment goal to seek ‘total return’ is intended to result in greater harmonization of the investment goals across the Corporation’s bond Funds.

Comment 12

In Section IV of the Proxy Statement, state whether, if the proposal to make the Funds’ investment goals non-fundamental is approved, shareholders will receive prior notice of change in a Fund's investment goal.

Response 12

The Registrant has made the requested change. Specifically, the first sentence in the second paragraph in Section IV of the Proxy Statement has been revised as follows in response to the staff’s comment:

“The proposed reclassification would give the Board the flexibility to revise the affected Funds’ investment goals to respond to new developments, changed market conditions or other circumstances in a timely manner and without the delay and expense of obtaining a shareholder vote or providing prior notice of any such change to shareholders.”

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     The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the SEC and that it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. The Registrant further acknowledges that staff comments or changes to disclosures in response to staff comments in a filing reviewed by the staff do not foreclose the SEC from taking any action with respect to such filing.

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     We hope that these responses adequately address your concerns. As we discussed, we are filing this letter on EDGAR as a correspondence filing and will file the definitive proxy statement pursuant to Rule 14a-6(b) under the 1934 Act incorporating the revisions described herein.

     Should you have any further questions or comments, please do not hesitate to contact me at (202) 346-4515.

Sincerely,

/s/ Robert M. Kurucza

Robert M. Kurucza

cc:	Steven L. Williamson
Nicola Knight